BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

February 1, 2021

Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Re:	Biovie Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-252386

Dear Mr. Buchmiller:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00 pm on February 2, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Sincerely,

BIOVIE INC.

/s/ Joanne Wendy Kim

By:____________________________

Name: Joanne Wendy Kim

Title: Chief Financial Officer and Corporate Secretary